SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Noble Corporation plc
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G65431101
(CUSIP Number)

Brian Meyer

Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

(212) 599-0090

Marc Weingarten, Esq.

David E. Rosewater, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares) (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares) (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares) (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Fir Tree, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares) (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares) (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares) (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.6%
14	TYPE OF REPORTING PERSON IA; CO

Item 1.	SECURITY AND ISSUER

This statement relates to the ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of Noble Corporation plc, a public limited company incorporated in England and Wales (registered number 08354954) (the "Issuer"). The principal executive office of the Issuer is located at Devonshire House, 1 Mayfair Place, London, England W1J8AJ. The Ordinary Shares reported herein were previously reported by the Reporting Persons on a Schedule 13G filed on February 12, 2014

Item 2.	IDENTITY AND BACKGROUND

(a) and (b), Name of Person Filing, Address of Principal Place of Business and Principal Office, and Place of Organization:

Fir Tree Inc. (“Fir Tree”)
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation

Fir Tree Value Master Fund, L.P. (“Fir Tree Value”)
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way, Camana Bay
P.O. Box 31106
Grand Cayman KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership

This Schedule 13D is being filed by Fir Tree on behalf of Fir Tree Value. Fir Tree is the investment manager to Fir Tree Value and has the authority to cause it to purchase securities issued by the Issuer and to exercise any and all voting rights associated with such securities.

Fir Tree and Fir Tree Value are together referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

(c) Principal occupation or employment: Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management. The principal business of Fir Tree Value is investing in securities.

(d) Conviction in criminal proceedings: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings: None the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of Fir Tree, the general partner of Fir Tree Value, and the controlling person of such general partner is set forth in Schedule A hereto and incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $485,367,456 (including brokerage commissions) in the aggregate to acquire the Ordinary Shares reported in this Schedule 13D.

The source of the funds used to acquire the Ordinary Shares reported herein is the working capital of Fir Tree Value for the Ordinary Shares held by it, and margin borrowings described in the following sentence. Such Ordinary Shares are held by Fir Tree Value in commingled margin accounts, which may extend margin credit to Fir Tree Value from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the Ordinary Shares of the Issuer for investment purposes because they believed the Issuer's Ordinary Shares represented an attractive investment opportunity. The Reporting Persons believe that the Ordinary Shares at current market prices are undervalued. While the Reporting Persons believe that the long term outlook for the business is positive, the Reporting Persons also believe that, without a significant change in the Issuer’s capital allocation policies, the Ordinary Shares may continue to remain undervalued.

The Reporting Persons and their representatives have, from time to time, engaged in discussions with management and the board of directors of the Issuer (the "Board"), as well as with other shareholders and other interested persons, regarding, among other things, the Issuer’s business and direction.

On August 29, 2014, the Reporting Persons had a productive meeting with Gordon Hall, the designated lead director of the Board. During this meeting, the Reporting Persons acknowledged management’s recent excellent operational record. In addition, the Reporting Persons discussed the Issuer’s dividend policy, share buybacks, the Board composition and compensation, and other strategic alternatives, including the formation of a master limited partnership.

The Reporting Persons intend to continue to discuss the matters described above with the Issuer’s management and the Board, as well as other shareholders of the Issuer and other interested persons, and may take other steps seeking to bring about changes to increase shareholder value. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to, and pursue plans or proposals that relate to or could result in, any and all matters referred to in subparagraphs (a) – (j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of Ordinary Shares to which this Schedule 13D relates is 24,506,283 Ordinary Shares (consisting of 15,072,283 Ordinary Shares and call options to purchase 9,434,000 Ordinary Shares), constituting approximately 9.6% of the Issuer’s currently outstanding Ordinary Shares. The aggregate number and percentage of Ordinary Shares reported herein are based upon the 254,260,645 Ordinary Shares outstanding as of July 31, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2014.

(i)	Fir Tree:
	(a)	As of the date hereof, Fir Tree may be deemed the beneficial owner of 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares).
Percentage: Approximately 9.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares)

(ii)	Fir Tree Value:
	(a)	As of the date hereof, Fir Tree Value may be deemed the beneficial owner of 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares).
Percentage: Approximately 9.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 24,506,283 Ordinary Shares (including call options to purchase 9,434,000 Ordinary Shares)

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree and the general partner of Fir Tree Value have no beneficial ownership of Ordinary Shares separate from the beneficial ownership held by the Reporting Persons.

(b) Fir Tree, as the investment manager to Fir Tree Value, has the shared power to vote or direct the voting, and to dispose or direct the disposition of, the 24,506,283 Ordinary Shares beneficially owned by Fir Tree Value.

(c) Information concerning transactions in the Ordinary Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) Not Applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 hereto and is incorporated by reference herein.

Fir Tree Value owns American-style call options on an aggregate of 8,000,000 Ordinary Shares with strike prices ranging from $30.00 to $31.00 and expiration dates ranging from January 16, 2015 to January 15, 2016.

Fir Tree Value owns European-style call options on an aggregate of 1,434,000 Ordinary Shares (together with shares of Paragon Offshore Limited) with strike prices ranging from $30.00 to $33.00 and an expiration date of January 16, 2015.

Fir Tree Value entered into total return swap transactions with Credit Suisse Securities (Europe) Limited (the "Counterparty") that provides Fir Tree Value with an economic interest in 1,193,304 Ordinary Shares of the Issuer but does not provide Fir Tree Value with any voting or dispositive power over any shares held by the Counterparty and do not require the Counterparty thereto to acquire, hold, vote or dispose of any Securities of the Issuer. Accordingly, the Reporting Persons disclaim beneficial ownership of any Securities that may be referenced in such contracts or that may be held from time to time by the Counterparty to the contracts. Such swaps have reference prices ranging from $26.32 to $30.86 and maturity dates ranging from January 22, 2016 to August 8, 2016.

Other than the joint filing agreement filed as an exhibit hereto, the options, and the total return swaps, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated September 2, 2014.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 2014

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

FIR TREE VALUE MASTER FUND, LP

By	FIR TREE INC., its Manager

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

Schedule A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons and the name, state of organization, principal business, and address of the principal place of business and principal office of each general partner of the applicable Reporting Persons (such executive officers, directors, and general partners, the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares.

FIR TREE INC.

Directors and Officers:

Name	Position	Address	Principal Occupation	Citizenship/ Place of Organization
Jeffrey Tannenbaum	Sole Director and President	505 Fifth Avenue 23rd Floor New York, NY 10017	President of Fir Tree Inc.	United States
James Walker	Managing Director	505 Fifth Avenue 23rd Floor New York, NY 10017	Managing Director of Fir Tree Inc.	United States

FIR TREE VALUE MASTER FUND, L.P.

Fir Tree, L.L.C., the General Partner of Fir Tree Value Master Fund, L.P., is a Delaware limited liability company. Its principal business is acting as the general partner of Fir Tree Value Master Fund, L.P. Its principal place of business and principal office is located at 51 Bedford Road, Suites 3&4, Katonah, New York 10536. Jeffery Tannenbaum is the controlling person of Fir Tree, L.L.C.

Schedule B

Transaction History of the Reporting Persons with respect to the Ordinary Shares

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Fir Tree Value

Trade Date	Type of Security	Ordinary Shares Purchased (Sold)	Price Per Share ($)
7/10/2014	Ordinary Shares	(76,000)	32.02
7/11/2014	Ordinary Shares	(24,000)	31.82
7/14/2014	Ordinary Shares	(200,000)	32.17
7/15/2014	Ordinary Shares	(100,000)	32.5
7/21/2014	Ordinary Shares	29,699	28.37
7/22/2014	Ordinary Shares	107,800	28.98
7/22/2014	Ordinary Shares	200	28.5
7/23/2014	Ordinary Shares	88,200	28.93
7/24/2014	Ordinary Shares	20,000	29
7/25/2014	Ordinary Shares	21,200	28.5
7/28/2014	Ordinary Shares	48,901	28.26
7/29/2014	Ordinary Shares	50,000	28.5
7/31/2014	Ordinary Shares	100,000	27.59
8/5/2014	Ordinary Shares	197,000	26.38
8/5/2014	Ordinary Shares	275,336	26.29
8/19/2014	Ordinary Shares	(200,000)	27.83
8/20/2014	Ordinary Shares	(149,300)	27.89
8/21/2014	Ordinary Shares	(150,700)	27.87
8/21/2014	Ordinary Shares	(350,000)	27.93
8/22/2014	Ordinary Shares	(700)	27.8
8/26/2014	Ordinary Shares	(339,300)	27.79
8/27/2014	Ordinary Shares	476,000	27.83
8/27/2014	Ordinary Shares	714,000	27.82